SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 13, 2011

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

New Phase III data shows Novartis JAK inhibitor INC424 significantly reduced disease burden in patients with myelofibrosis

•                  COMFORT-II data showed INC424 provided clinically relevant and statistically significant improvements in symptoms at all evaluations vs. best available therapy

•                  Early analysis of COMFORT-I data shows INC424 treatment resulted in greater overall survival advantage vs. placebo

•                  Myelofibrosis is a life-threatening blood cancer associated with progressive, debilitating symptoms that severely impact quality of life and reduce survival

•                  Presented at ASH, these findings add to previously-reported data and serve as basis for 2011 worldwide regulatory filings

Basel, December 13, 2011 — Novartis today announced additional results from two pivotal Phase III trials evaluating Janus kinase (JAK) inhibitor INC424 (ruxolitinib) in myelofibrosis. These data demonstrate the important potential role of INC424 in treating patients with myelofibrosis, a life-threatening blood cancer characterized by bone marrow failure, enlarged spleen (splenomegaly) and debilitating symptoms.

Results are being presented at the 53rd Annual Meeting of the American Society of Hematology (ASH) in San Diego. Novartis and Incyte Corporation have a worldwide collaboration and license agreement for INC424.

A post-hoc analysis from the COMFORT-II (COntrolled MyeloFibrosis Study with ORal JAK Inhibitor Therapy) study evaluated patient-reported health-related quality of life (HRQoL) measures for INC424 versus best available therapy (BAT). The results showed a substantial improvement in HRQoL and myelofibrosis symptoms compared with baseline for patients receiving INC424 but remained the same or worsened for patients receiving BAT. Results were based on a broad range of validated QoL instruments.(1)

“Myelofibrosis is a life-shortening disease with symptoms that significantly compromise patients’ everyday lives,” said Claire Harrison, MD, Guy’s and St. Thomas’ NHS Foundation Trust, Guy’s Hospital, London, lead investigator for the COMFORT-II study. “As a result, therapies that address the severe burden of myelofibrosis are urgently needed. Data from large Phase III studies continue to show INC424 alleviates the manifestations and associated symptoms of myelofibrosis, potentially representing a major advance.”

In the second Phase III study, COMFORT-I researchers evaluated INC424 versus placebo in symptom improvement and spleen volume reduction, as well as overall survival. Results showed that patients receiving INC424 had higher response rates based on reductions in spleen volume and Total Symptom Score (TSS). The TSS evaluated changes in symptoms, such as abdominal discomfort, pain under the ribs on the left side, early satiety, itching, night sweats and bone or muscle pain. These benefits were consistent across all patient subgroups, including myelofibrosis disease subtype, age, risk group, presence or absence of JAK2 mutation, hemoglobin, spleen size and TSS.

In the COMFORT-I updated analysis, INC424 also demonstrated an overall survival advantage over placebo. A total of 13 INC424 and 24 placebo patients died during the study or during extended follow up after median follow up of 51 and 52 weeks, respectively, representing a hazard ratio (95% CI) of 0.499 (0.254, 0.98) (p=0.0395). Survival was estimated by the Kaplan-Meier method.(2)

“These data reinforce the dramatic effect INC424 has on improving the overall quality of life of patients battling this debilitating blood cancer,” said Hervé Hoppenot, President, Novartis Oncology. “We are committed to developing innovative therapies to address this unmet patient need and further support our ongoing research in myelofibrosis and other myeloproliferative neoplasms.”

COMFORT-II Predictors of Response and Post-Hoc HRQoL Study Details

A detailed analysis of predictors of spleen response in various patient subsets indicated that INC424 was more effective than BAT for all patient subgroups. In particular, responses to INC424 occurred and were superior to BAT regardless of the JAK2 mutation status.

The COMFORT-II study included an assessment of HRQoL and myelofibrosis symptoms using validated instruments, including the European Organization for the Research and Treatment of Cancer Quality of Life Questionnaire-Core 30 (EORTC QLQ-C30) and the Functional Assessment of Cancer Therapy—Lymphoma (FACT-Lym). Scores from these instruments were measured at baseline and weeks 8, 16, 24 and 48. A total of 219 patients were included in two treatment groups: INC424 (n=146) and BAT (n=73).

Based on a detailed analysis of the patterns of change of QoL scales over time, and compared with the BAT arm, INC424-treated patients experienced significant improvement in Global Health Status/QoL and in symptoms measured by the FACT-Lym symptom subscale including pain, swelling, fever, night sweats, itching, trouble sleeping, fatigue, weight loss, loss of appetite and trouble concentrating compared to BAT. In addition, the EORTC QLQ-30 showed that treatment differences in physical functioning, role functioning, fatigue and appetite loss were significantly better for INC424-treated patients as early as week 8 (p<0.05), and this effect was sustained throughout 48 weeks (p<0.05).(1)

The COMFORT-II trial was conducted by Novartis in Europe.

COMFORT-I Study Details for Symptom and Overall Survival Analyses

Patients were randomized to start INC424 or placebo at doses of 15 mg or 20 mg PO BID, depending on baseline platelet count (100-200 X109/L or >200X109/L, respectively). A total of 309 patients were randomized, 155 to INC424 and 154 to placebo. The dose was optimized for efficacy and safety during treatment.(2)

The COMFORT-I study was conducted by collaboration partner Incyte Corporation in the US, Canada and Australia.

About Myelofibrosis

Myelofibrosis is an uncommon, life-threatening blood cancer characterized by bone marrow failure, enlarged spleen (splenomegaly), debilitating symptoms, such as fatigue, night sweats and pruritus, poor quality of life, weight loss as well as shortened survival.(4) In the EU, the disease affects about 0.75 out of every 100,000 people annually.(5),(6) In the US, myelofibrosis affects about 1.5 out of every 100,000 people annually.(7) Myelofibrosis has a poor prognosis and limited treatment options.(3),(4)

Studies show that within 10 years of diagnosis, up to approximately 20% of myelofibrosis patients progress to fatal secondary acute myelogenous leukemia, which is virtually untreatable.(8),(9) Although allogeneic stem cell transplantation may cure myelofibrosis, the procedure is associated with significant morbidity and mortality.(10) The five-year survival rate after transplantation is approximately 50%.(10)

About INC424 (ruxolitinib)

The investigational compound INC424 is an oral inhibitor of the JAK1 and JAK2 tyrosine kinases.(3) As part of Novartis’ clinical development program, INC424 is being investigated in primary myelofibrosis as well as post-polycythemia vera myelofibrosis (PPV-MF) and post-essential thrombocythemia myelofibrosis (PET-MF). INC424 is also being investigated in clinical trials for the treatment of polycythemia vera (PV).

Novartis licensed INC424 from Incyte for development and potential commercialization outside the US. Incyte has retained rights for the development and potential commercialization of INC424 in the US. Both the European Commission (EC) and the US Food and Drug Administration (FDA) have granted INC424 orphan drug status for myelofibrosis, and INC424 was recently approved by the FDA in the US under the name Jakafi™.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “potentially,” “committed,” “potential,” or similar expressions, or by express or implied discussions regarding potential marketing submissions or approvals for INC424, or the potential timing of such submissions or approvals, or regarding potential future revenues from INC424. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results with INC424 to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that INC424 will be submitted or approved for sale in any additional markets, or at any particular time. Nor can there be any guarantee that INC424 will achieve any particular levels of revenue in the future. In particular, management’s expectations regarding INC424 could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; government, industry and general public pricing pressures; competition in general; unexpected manufacturing issues; the company’s inability to obtain or maintain patent or other proprietary intellectual property protection; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Novartis Group companies employ approximately 121,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Novartis is on Twitter. Sign up to follow @Novartis at http://twitter.com/novartis.

References

(1)

Harrison, CN, et al. Health-Related Quality of Life and Symptoms in Myelofibrosis Patients Treated with Ruxolitinib versus Best Available Therapy. Abstract #795. American Society of Hematology 2011 Annual Meeting.

(2)

Verstovsek, S. et al. Consistent Benefit of Ruxolitinib Over Placebo in Spleen Volume Reduction and Symptom Improvement Across Subgroups and Overall Survival Advantage: Results from COMFORT-I Abstract #278. American Society of Hematology 2011 Annual Meeting.

(3)	Verstovsek S, Kantarjian H, Mesa RA, et al. Safety and Efficacy of JAK1 & JAK2 Inhibitor, INCB018424, in Myelofibrosis. New Eng J Med. 2010 September 16;363:1117-1127.
(4)

Mesa RA, Schwagera S, Radia D, et al. The Myelofibrosis Symptom Assessment Form (MFSAF): an evidence-based brief inventory to measure quality of life and symptomatic response to treatment in myelofibrosis. Leuk Res. 2009;33:1199-1203.

(5)

Girodon F, Bonicelli G, Schaeffer C, et al. Significant increase in the apparent incidence of essential thrombocythemia related to new WHO diagnostic criteria: a population-based study. Haematologica. 2009; 94(6):865-869.

(6)	McNally RJQ, Rowland D, Roman E, Cartwright RA. Age and sex distributions of hematological malignancies in the U.K. Hematol Oncol. 1997;15:173—189.
(7)

Mesa RA, Silverstein MN, Jacobsen SJ, et al. Population-based incidence and survival figures in essential thrombocythemia and agnogenic myeloid metaplasia: an Olmsted County Study, 1976-1995. Am J Hematol. 1999;61:10-15.

(8)	Abdel-Wahab O, Manshouri T, Patel J, et al. Genetic analysis of transforming events that convert chronic myeloproliferative neoplasms to leukemia. Cancer Res. 2010;70(2):447-452.
(9)	Beer PA, Green AR. Pathogenesis and management of essential thrombocythemia. Hematology Am Soc Hematol Educ Program. 2009;621-628.
(10)	Tefferi A. Allogeneic hematopoietic cell transplantation versus drugs in myelofibrosis: the risk-benefit balancing act. Bone Marrow Transplant. 2010;45(3):419-421.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: December 13, 2011	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting